Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
As of May 15, 2017

For the three months ended March 31, 2017

The following management’s discussion and analysis (“MD&A) of our financial condition and results of operations is prepared as of May 15, 2017 and should be read in conjunction with our unaudited condensed financial statements for the three months ended March 31, 2017 and notes thereto as well as with our audited financial statements and notes thereto for the year ended December 31, 2016. Except as otherwise indicated herein or as the context otherwise requires, “Zymeworks,” the “Company,” “we,” “us” and “our” refer to Zymeworks Inc. and its subsidiary, Zymeworks Biopharmaceuticals Inc.
In this MD&A, we explain Zymeworks’ results of operations and cash flows for the three months ended March 31, 2017 and our financial position as of March 31, 2017. You should also refer to the Company’s audited consolidated financial statements and the accompanying notes, and management’s discussion and analysis for financial condition and results of operations for the fiscal year ending December 31, 2016, which information is contained in our supplemented PREP Prospectus dated April 27, 2017 (the “Prospectus”) and our registration statement on Form F-1. These documents and additional information regarding Zymeworks are available on our website at www.zymeworks.com, or at www.sedar.com and www.sec.gov.
Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). All amounts are in U.S. dollars except where otherwise indicated.
Our MD&A is intended to enable readers to gain an understanding of Zymeworks’ current results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the current quarter and year-to-date periods with the same periods from the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess our future prospects. In addition, we provide “forward-looking statements” that are not historical facts, but that are based on our current expectations, which are subject to known and unknown important risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations. Forward-looking statements are intended to assist readers in understanding managements’ expectations as of the date of this MD&A and may not be suitable for other purposes. See “Cautionary Note Regarding Forward-Looking statements” below.

Cautionary Note Regarding Forward-Looking Statements
This MD&A includes “forward-looking statements” within the meaning of U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of Canadian securities laws, or collectively, forward-looking statements. Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that is not historical information. Forward-looking statements can often be identified by the use of terminology such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements in this MD&A include, but are not limited to, statements about:
•	the size of our addressable markets and our ability to commercialize product candidates;
•	the achievement of advances in and expansion of our therapeutic platforms and antibody engineering expertise;
•	the likelihood of product candidate development and clinical trial success; and
•	our ability to predict and manage government regulation.
All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. Certain assumptions made in preparing the forward-looking statements include:
•	our ability to manage our growth effectively;
•	the absence of material adverse changes in our industry or the global economy;
•	trends in our industry and markets;
•	our ability to maintain good business relationships with our strategic partners and partners;
•	our ability to comply with current and future regulatory standards;
•	our ability to protect our intellectual property rights;
•	our continued compliance with third-party license terms and the non-infringement of third-party intellectual property rights;
•	our ability to manage and integrate acquisitions;
•	our ability to retain key personnel; and
•	our ability to raise sufficient debt or equity financing to support our continued growth.
We believe there is a reasonable basis for our expectations and beliefs, but they are inherently uncertain. We may not realize our expectations, and our beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements. The following uncertainties and factors, among others (including those set forth in the Prospectus under the heading “Risk Factors”), could affect future performance and cause actual results to differ materially from those matters expressed in or implied by forward-looking statements:
•	our ability to obtain regulatory approval for our product candidates without significant delays;
•	delays with respect to the development and commercialization of our product candidates, which may cause increased costs or delay receipt of product revenue;
•	the outcome of reimbursement decisions by third-party payors relating to our products;
•	our expectations with respect to the market opportunities for any product that we or our strategic partners develop;
•	our ability to pursue product candidates that may be profitable or have a high likelihood of success;
•	our ability to use and expand our therapeutic platforms to build a pipeline of product candidates;
•	our ability to meet the requirements of ongoing regulatory review;
•	the potential disruption of our business and dilution of our shareholdings associated with acquisitions and joint ventures;
•	the risk of security breaches or data loss, which could compromise sensitive business or health information;
•	current and future legislation that may increase the difficulty and cost of commercializing our product candidates;
•	economic, political, regulatory and other risks associated with international operations;
•	our exposure to legal and reputational penalties as a result of any of our current and future relationships with various third parties;
•	our ability to comply with export control and import laws and regulations;
•	our history of significant losses since inception;
•	our ability to generate revenue from product sales and achieve profitability;
•	our requirement for substantial additional funding;

•	unstable market and economic conditions;
•	currency fluctuations and changes in foreign currency exchange rates;
•	restrictions on our ability to seek financing, which are imposed by our current credit agreement and or may be imposed by future debt;
•	our ability to maintain existing and future strategic partnerships;
•	our ability to realize the anticipated benefits of our strategic partnerships;
•	our ability to secure future strategic partners;
•	our intention to rely on third-party manufacturers to produce our clinical product candidate supplies;
•	our ability to operate without infringing the patents and other proprietary rights of third parties;
•	our ability to obtain and enforce patent protection for our product candidates and related technology;
•	we may be unable to protect the confidentiality of our proprietary information;
•	we will require FDA approval for any proposed product candidate names and any failure or delay associated with such approval may adversely affect our business;
•	the risk of employee misconduct including noncompliance with regulatory standards and insider trading;
•	our ability to market our products in a manner that does not violate the law and subject us to civil or criminal penalties;
•	if we do not comply with law regulating the protection of the environment and health and human safety, our business could be adversely affected;
•	our ability to retain key executives and attract and retain qualified personnel; and
•	our ability to manage organizational growth.
Consequently, forward-looking statements should be regarded solely as our current plans, estimates and beliefs. You should not place undue reliance on forward-looking statements. We cannot guarantee future results, events, levels of activity, performance or achievements. We do not undertake and specifically decline any obligation to update, republish or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrences of unanticipated events, except as required by law.
Overview
Zymeworks is an innovative, clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics, initially focused on the treatment of cancer. Our suite of complementary therapeutic platforms and our fully-integrated drug development engine provide the flexibility and compatibility to precisely engineer and develop highly-differentiated product candidates. These capabilities have resulted in multiple wholly-owned product candidates with the potential to drive superior outcomes in large underserved and unaddressed patient populations, as further described below.
Initial Public Offering
On May 3, 2017, we successfully closed our initial public offering (the “IPO”) of 4,500,000 common shares at a price of US$13.00 for aggregate gross proceeds of US$58.5 million. The common shares are listed for trading on the New York Stock Exchange and the Toronto Stock Exchange under the symbol ZYME.
Description of Business and Products
Our lead product candidate, ZW25, is a novel bispecific antibody currently being evaluated in an adaptive Phase 1 clinical trial, targeting two distinct domains of the HER2 receptor. This unique design enables ZW25 to address patient populations with all levels of HER2 expression, including those with low to intermediate HER2‑expressing tumors, who are otherwise limited to chemotherapy or hormone therapy. Approximately 81% of patients with HER2-expressing breast cancer and 57% of patients with HER2-expressing gastric and gastroesophageal junction cancer have tumors that express low to intermediate levels of HER2, making them ineligible for treatment with currently-approved HER2-targeted therapies, such as Herceptin and Perjeta. In our Phase 1 clinical trial, ZW25 has demonstrated preliminary anti-tumour activity across multiple cancer types in patients who have progressed after second lines of treatment HER2-targeted therapies. Our second product candidate, ZW33, capitalizes on the unique design of ZW25 and is a bispecific ADC based on the same antibody framework as ZW25 but armed with a cytotoxic payload. We designed ZW33 to be a best-in-class HER2-targeting ADC for several indications characterized by HER2 expression for which we expect to initiate a Phase I clinical trial in the second half of 2017. We are also advancing a deep pipeline of preclinical product candidates and discovery-stage programs in immuno-oncology and other therapeutic areas. In addition to our wholly-owned pipeline, two of our therapeutic platforms have been further leveraged through multiple revenue-generating strategic partnerships with the following global pharmaceutical companies: Merck Sharp & Dohme Research Ltd., Eli Lilly and Company, Celgene Corporation and Celgene Alpine Investment Co. LLC, GlaxoSmithKline Intellectual Property Development Limited and Daiichi Sankyo Co., Ltd., or “Merck”, “Lilly”, “Celgene”, “GSK” and “Daiichi”, respectively.

Our proprietary capabilities and technologies include four modular, complementary platforms that can be easily used in combination with each other and with existing approaches. This ability to layer technologies without compromising manufacturability enables us to engineer next-generation biotherapeutic product candidates with synergistic activity, which we believe will result in superior patient outcomes. Our core platforms include Azymetric, ZymeLink, EFECT and AlbuCORE. These therapeutic platforms are enabled by our protein engineering expertise and proprietary structure-guided molecular modeling capabilities. Together with our internal antibody discovery and generation technologies, we have established a fully-integrated drug development engine and toolkit that is capable of rapidly delivering a steady pipeline of next-generation product candidates in oncology and potentially other therapeutic areas.
The field of oncology has benefited from major advances in the understanding of cancer biology over the past decade, which have led to the development of several successful biotherapeutics contributing to a global market valued at greater than $83.7 billion in 2015 and projected to grow to $128.0 billion by 2020. Despite this scientific progress, cancer remains the second-leading cause of death worldwide, leaving a substantial opportunity for Zymeworks to develop and deliver more effective medicines.
We commenced active operations in 2003, and have since devoted substantially all of our resources to research and development activities including developing our therapeutic platforms, identifying and developing potential product candidates and undertaking preclinical studies as well as providing general and administrative support, business planning, raising capital and protecting our intellectual property. We have not generated any revenue from product sales to date and do not expect to do so until such time as we obtain regulatory approval of and commercialize one or more of our product candidates. We cannot be certain of the timing or success of approval of our product candidates. We have financed our operations primarily through private equity placements, an issuance of convertible debentures, payments received under license and collaboration agreements, government grants and Scientific Research and Experimental Development, (“SR&ED”), tax credits. From inception through March 31, 2017, we received $143.2 million, net of share issue costs, from private equity placements, and the issuance of convertible debt which subsequently converted into equity securities. Payments received from our license and collaboration agreements include upfront fees and milestone payments as well as research support and reimbursement payments through our strategic partnerships and government grants. Although it is difficult to predict our funding requirements, based upon our current operating plan, we anticipate that our existing cash and cash equivalents and short term investments as of March 31, 2017, combined with the collaboration payments we anticipate receiving, together with the net proceeds received in our IPO, will enable us to fund the clinical and preclinical development of our lead product candidates for at least the next twelve months.
Through March 31, 2017, we had an accumulated deficit of $113.7 million. We reported a net loss of $15.9 million for the three months ended March 31, 2017. We expect that over the next several years we will increase our research and development expenditures in connection with the ongoing development of our product candidates and other clinical, preclinical and regulatory activities.
Strategic Partnerships and Licenses
Our unique combination of proprietary protein engineering capabilities and resulting therapeutic platform technologies was initially recognized by Merck and Lilly, with whom we established strategic partnerships focused on our Azymetric and EFECT therapeutic platforms. We subsequently entered into broader strategic partnerships with Celgene and GSK and a collaboration and cross-licensing agreement with Daiichi. Following the completion of the initial agreements with Merck, Lilly and GSK, the relationships were subsequently expanded to include either additional licenses or therapeutic platforms. These strategic partnerships have provided non-dilutive funding as well as access to proprietary therapeutic assets, and increase our ability to rapidly advance our product candidates while maintaining worldwide commercial rights to our wholly-owned therapeutic pipeline. Our strategic partnerships include the following:
•	Research and License Agreement with Merck
In August 2011, we entered into a research and license agreement with Merck, which was amended and restated in December 2014, to develop and commercialize three bispecific antibodies generated through the use of the Azymetric and EFECT platforms. Under the terms of the agreement, we granted Merck a worldwide, royalty-bearing antibody sequence pair exclusive license to research, develop and commercialize certain licensed products. We are eligible to receive up to $190.75 million, including an upfront payment ($1.25 million received in 2011), research milestone payments totaling $3.5 million ($2.0 million and $1.5 million received in 2012 and 2013, respectively), payments for completion of IND-enabling studies of up to $6.0 million, development milestone payments of up to $66.0 million and commercial milestone payments of up to $114.0 million. In addition, we are eligible to receive tiered royalties in the low to mid-single digits on product sales, with the royalty term being, on a product-by-product and country-by-country basis, either (i) for as long as there is Zymeworks patent coverage on products, or (ii) for five years, beginning from the first commercial sale, whichever period is longer. If there is no Zymeworks patent coverage on products, royalty rates will be reduced.

Under the agreement, we are sharing certain research and development responsibilities with Merck to generate bispecific antibodies with the Azymetric and EFECT platforms. Merck provides funding for a portion of our internal and external research costs in support of the collaboration. After the conclusion of the research program, Merck will be solely responsible for the further research, development, manufacturing and commercialization of the products.
•	Licensing and Collaboration Agreement with Lilly
In December 2013, we entered into a licensing and collaboration agreement with Lilly to research, develop and commercialize one bispecific antibody, with an option for a second antibody, generated through the use of the Azymetric platform. Under the terms of the agreement, we granted Lilly a worldwide, royalty-bearing antibody target pair-specific exclusive license to research, develop and commercialize certain licensed products. We are eligible to receive up to $103.0 million, including an upfront payment ($1.0 million received in 2013) and per product potential milestone payments, comprised of research milestone payments totaling $1.0 million ($1.0 million received in 2015), IND submission milestone payments of $2.0 million, development milestone payments of $8.0 million and commercial milestone payments of $40.0 million. In addition, we are eligible to receive tiered royalties in the low to mid-single digits on product sales, with the royalty term being, on a product-by-product and country-by-country basis, either (i) for as long as there is Zymeworks platform patent coverage on products, or (ii) for ten years, beginning from the first commercial sale, whichever period is longer. If there is no Zymeworks patent coverage on products, royalty rates may be potentially reduced.
Under the agreement, we are sharing certain research and development responsibilities with Lilly to generate bispecific antibodies with the Azymetric platform. Lilly provides funding for a portion of our internal and external research costs in support of the collaboration. After the conclusion of the research program, Lilly will be solely responsible for the further research, development, manufacturing, and commercialization of the products.
•	Second Licensing and Collaboration Agreement with Lilly
In October 2014, we entered into a second licensing and collaboration agreement with Lilly to research, develop and commercialize three bispecific antibodies generated through the use of the Azymetric platform. This agreement did not alter or amend the initial agreement entered in 2013. Under the terms of the agreement, we granted Lilly a worldwide, royalty-bearing antibody target-pair exclusive (for two bispecific antibodies) and an antibody sequence pair-specific (for one bispecific antibody) license to research, develop and commercialize certain licensed products. We are eligible to receive up to $375.0 million, comprised of research milestone payments of up to $6.0 million ($2.0 million earned in 2016), IND submission milestone payments of up to $24.0 million, development milestone payments of up to $60.0 million and commercial milestone payments of up to $285.0 million. In addition, we are eligible to receive tiered royalties in the low to mid-single digits on product sales, with the royalty term being, on a product-by-product and country-by-country basis, either (i) for as long as there is Zymeworks platform patent coverage on products, or (ii) for ten years, beginning from the first commercial sale, whichever period is longer. If there is no Zymeworks patent coverage on products, royalty rates may be potentially reduced. In conjunction with this collaboration agreement, Lilly purchased approximately $24.0 million of our common shares.
Under the agreement, we are sharing certain research and development responsibilities with Lilly to generate bispecific antibodies with the Azymetric platform. We are responsible for our internal and external research costs in support of this collaboration. After the conclusion of the research program, Lilly will be solely responsible for the further research, development, manufacturing and commercialization of the products.
•	Licensing and Collaboration Agreement with Celgene
In December 2014, we entered into a collaboration agreement with Celgene to research, develop and commercialize up to eight bispecific antibodies generated through the use of the Azymetric platform. Under the terms of the agreement, we granted Celgene a right to exercise options to worldwide, royalty-bearing, antibody sequence pair-specific exclusive licenses to research, develop and commercialize certain licensed products. Celgene has the right to exercise options on up to eight programs and if Celgene opts in on a program, we are eligible to receive up to $164.0 million per product candidate
 (up to $1.3 billion for all eight programs), comprised of a commercial license option payment of $7.5 million, development milestone payments of up to $101.5 million and commercial milestone payments of up to $55.0 million. No development or commercial milestone payments or royalties have been received to date.
In addition, we are eligible to receive tiered royalties in the low to mid-single digits on product sales, with the royalty term being, on a product-by-product and country-by-country basis, either (i) for as long as there is Zymeworks platform patent coverage on products, or (ii) for 10 years, beginning from the first commercial sale, whichever period is longer. Celgene also has the right, prior to the first dosing of a patient in a Phase 3 clinical trial for a product, to buy down the royalty to a flat low-single digit rate with a payment of $10.0 million per percentage point. In addition to this collaboration agreement, the parties also entered into an equity subscription agreement under which Celgene paid $8.6 million for common shares.
Under the agreement, we are collaborating with Celgene to generate and develop a number of bispecific antibodies during the research program, the term of which expires in April 2018 but can be extended by Celgene by 24 months if Celgene makes an additional payment. After the conclusion of the research program, Celgene will be solely responsible for the further research, development, manufacturing and commercialization of the products.
•	Licensing and Collaboration Agreement with GSK
In December 2015, we entered into a collaboration and license agreement with GSK to research, develop and commercialize up to 10 new Fc-engineered monoclonal and bispecific antibodies generated through the use of the EFECT and Azymetric platforms. Under the terms of the agreement, we granted GSK a worldwide, royalty-bearing antibody target-exclusive license to new intellectual property generated to the EFECT platform under this collaboration and a non-exclusive license to the Azymetric platform to research, develop and commercialize future licensed products. We are eligible to receive up to $1.1 billion, including research, development and commercial milestone payments of up to $110.0 million for each product. In addition, we are eligible to receive tiered royalties in the low-single digits on net sales of products, with the royalty term being, on a product-by-product and country-by-country basis, either (i) for as long as there is Zymeworks patent coverage on products or certain joint patent coverage on products, or (ii) for 10 years beginning from the first commercial sale, whichever period is longer. If there is no Zymeworks patent coverage or certain joint patent coverage on products, royalty rates will be reduced. No development or commercial milestone payments or royalties have been received to date. We retained the right to develop up to four products, free of royalties, using the new intellectual property generated in this collaboration, and after a period of time, to grant licenses to such intellectual property for development of additional products by third-parties.
Under the collaboration and license agreement, we are sharing certain research and development responsibilities with GSK to generate new Fc-engineered antibodies. Each party will bear its own costs for the responsibilities assigned to it during the research period. After the conclusion of the research period, each party will be solely responsible for the further research, development, manufacturing and commercialization of its own respective products. During the term of the agreement and solely based on the outcome of the research collaboration, we have granted GSK exclusive rights to develop and commercialize monospecific antibodies against targets nominated by GSK. If GSK develops bispecific antibodies using its own platform approaches, we have granted GSK exclusive rights to develop and commercialize such antibodies comprising of specific antibody sequence pairs.
•	Second Licensing and Collaboration Agreement with GSK
In April 2016, we entered into a licensing agreement with GSK to research, develop and commercialize up to six bispecific antibodies generated through the use of the Azymetric platform. This may include bispecific antibodies incorporating new engineered Fc regions generated under the 2015 GSK agreement outlined in the preceding section. Under the terms of this agreement, we granted GSK a worldwide, royalty-bearing antibody sequence pair-specific exclusive license to research, develop and commercialize licensed products. We are eligible to receive up to $908.0 million, including an upfront payment as a technology access fee ($6.0 million received in 2016), research milestone payments of up to $30.0 million, development milestone payments of up to $152.0 million and commercial milestone payments of up to $720.0 million. In addition, we are eligible to receive tiered royalties in the low to mid-single digits on product sales, with the royalty term being, on a product-by-product and country-by-country basis, either (i) for as long as there is Zymeworks patent coverage on products, or (ii) for ten years beginning from the first commercial sale, whichever period is longer. If there is no Zymeworks patent coverage on products, royalty rates may be potentially reduced. No research, development or commercial milestone payments or royalties have been received to date. GSK has the right, prior to the first dosing of a patient in a Phase 3 clinical trial for a product, to buy down the royalty payable on such product by only 1% with a payment of $10.0 million.
Under the agreement, GSK will bear all responsibility and all costs associated with research, development and commercialization of products generated using the Azymetric platform.
•	Licensing and Collaboration Agreement with Daiichi
In September 2016, we entered into a collaboration and cross-license agreement with Daiichi to research, develop and commercialize one bispecific antibody generated through the use of the Azymetric and EFECT platforms. Under the terms of the agreement, we granted Daiichi a worldwide, royalty-bearing antibody sequence pair-specific exclusive license to research, develop and commercialize certain licensed products. We are eligible to receive up to $149.9 million, including an upfront payment as a technology access fee of $2.0 million (received in 2016), research and development milestone payments and a commercial option payment totaling up to $67.9 million and commercial milestone payments of up to $80.0 million. In addition, we are eligible to receive tiered royalties ranging from the low single digits up to 10% on product sales, with the royalty term being, on a product-by-product and country-by-country basis, either (i) for as long as there is Zymeworks platform patent coverage on products, or (ii) for ten years beginning from the first commercial sale, whichever period is longer. No research, development or commercial milestone payments or royalties have been received to date. We also gained non-exclusive rights to develop and commercialize up to three products using Daiichi’s proprietary immune-oncology antibodies, with royalties in the low single digits to be paid to Daiichi on sales of such products.
Under the agreement, we are sharing certain research and development responsibilities with Daiichi to generate bispecific antibodies with the Azymetric platform. Daiichi is responsible for our internal and external research costs in support of this collaboration during the research program term. After the research program term, Daiichi will be solely responsible for the further research, development, manufacturing and commercialization of the products. Under the non-exclusive immuno-oncology antibody license to Zymeworks, we are solely responsible for all research, development and commercialization of the resulting products.

Critical Accounting Policies and Significant Judgments and Estimates

Our critical accounting policies are those policies that require the most significant judgments and estimates in the preparation of our interim condensed consolidated financial statements. A summary of our critical accounting policies is presented in note 2 of our Annual Consolidated Financial Statements for the year ended December 31, 2016.

Our management’s discussion and analysis of financial conditions and results of operations is based on our interim condensed consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of the financial statements in accordance with U.S. GAAP requires the Company to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. In preparing these consolidated financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, Scientific Research and Experimental Development (“SR&ED”) Program and Industrial Research Assistance Program (“IRAP”) credits, share-based compensation, accrual of expenses, preclinical and clinical study accruals, valuation allowance for deferred taxes, other contingencies and valuation of assets acquired in a business combination. Management bases its estimates on historical experience or on various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from these estimates.
There have been no significant changes in our critical accounting policies and estimates during the three months ended March 31, 2017 as compared to the critical accounting policies and estimates described in our most recent annual consolidated financial statements.

Recent Accounting Pronouncements

Initial adoption of new accounting pronouncements

In March 2016, the FASB issued ASU 2016-09, “Compensation – Stock Compensation – Improvements to Employee Share-Based Payment Accounting”, which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification of the statement of cash flows. The amendments stipulate (a) all excess tax benefits and tax deficiencies should be recognized as income tax expense or benefit in the statement of operations and the tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur, (b) excess tax benefits should be classified along with other tax cash flows as an operating activity, (c) an entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest (current GAAP) or account for forfeitures when they occur, (d) the threshold to qualify for equity classification permits withholding up to the maximum statutory tax rates in the applicable jurisdictions, and (e) cash paid by an employee when directly withholding shares for tax withholding purposes should be classified as financing activity. ASU 2016-09 is effective for fiscal years and interim periods within those years, beginning on or after December 15, 2016. We adopted ASU 2016-09 in the three months ended March 31, 2017 and have elected to continue to estimate the impact of forfeitures when determining the amount of compensation cost to be recognized each period rather than account for forfeitures as they occur. Adoption of this guidance had no significant impact on the Company’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, “Leases”, which amends lease accounting requiring the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. The new guidance retains a distinction between finance leases and operating leases, with cash payments from operating leases classified within operating activities in the statement of cash flows. ASU 2016-02 will be effective for fiscal years and interim periods within those years, beginning after December 15, 2018. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (ASC 606). The standard, as subsequently amended, is intended to clarify the principles for recognizing revenue for U.S. GAAP by creating a new Topic 606, “Revenue from Contracts with Customers”. This guidance supersedes the revenue recognition requirements in ASC 605, “Revenue Recognition”, and supersedes some cost guidance included in Subtopic 605-35, “Revenue Recognition—Construction-Type and Production-Type Contracts”. The core principle of the accounting standard is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those good or services. The amendments should be applied by either (1) retrospectively to each prior reporting period presented; or (2) retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. The new guidance is effective for fiscal years beginning after December 15, 2017, which, for the Company, means the fiscal year beginning January 1, 2018. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

The Company has reviewed other recent accounting pronouncements and concluded that they are either not applicable to the business, or that no material effect is expected on the consolidated financial statements as a result of future adoption.

Financial Operations Overview
Revenue
Our revenue consists of collaboration revenue, including amounts recognized relating to upfront non-refundable payments for licenses or options to obtain future licenses, research and development funding and milestone payments earned under collaboration and license agreements with strategic partners. We expect these and other strategic partnerships to be our primary source of revenue for the foreseeable future.
Research and Development Expense
Research and development expenses consist of expenses incurred in performing research and development activities. These expenses include conducting research experiments, preclinical and clinical studies, and other indirect expenses in support of advancing our product candidates and therapeutic platforms. The following items are included in research and development expenses:
•	employee-related expenses such as salaries and benefits;
•	employee-related overhead expenses such as facilities and other allocated items;
•	share-based compensation expense to employees and consultants engaged in research and development activities;
•	depreciation of laboratory equipment, computers and leasehold improvements;
•
fees paid to consultants, subcontractors, clinical research organizations (“CRO”), and other third party vendors for work performed under our clinical trials and preclinical studies, including but not limited to laboratory work and analysis, database management, statistical analysis, and other items; and

•	amounts paid to vendors and suppliers for laboratory supplies.

General and Administrative Expense
General and administrative expenses consist of salaries and related benefit costs for employees in our executive, finance, intellectual property, business development, human resources and other support functions, legal and professional fees, and travel and general office expenses. We expect to incur additional expenses related to supporting our ongoing research and development activities, operating as a public company and other administrative expenses.

Other Income (Expense)
Other income (expense) primarily consists of interest and accretion expenses, change in fair value of warrant liabilities, foreign exchange gain (loss), income (expense) from investments and impairment expense.
Results of Operations for the Three Months Ended March 31, 2017 and 2016
Research and Development Revenue
The following represents a comparison of our research and development revenue for the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,
	2017	2016	Increase/(Decrease)
	(dollars in millions)
Revenue from research and collaborations	$0.2	$0.3	$(0.1)	(33)%
The slight decrease in collaboration revenue of $0.1 million for the three months ended March 31, 2017 compared to the same period in 2016 is due to $0.3 million decrease in research support payments from Merck, which was partially offset by the increase in research support payments of $0.2 million from Daiichi.
Research and Development Expense
The following represents a comparison of our research and development expense for the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,
	2017	2016	Increase/(Decrease)
	(dollars in millions)
Research and development expense
ZW25	$2.2	$2.1	$0.1	5%
ZW33	0.6	3.3	(2.7)	(82)%
Therapeutic platforms	2.1	1.1	1.0	91%
Other research activities	4.2	1.4	2.8	200%
Total research and development expense	$9.1	$7.9	$1.2	15%
During the three months ended March 31, 2017, our research and development expenditures increased by $1.2 million, compared to the same period in 2016. This was primarily due to increased activities associated with our therapeutic platforms and early-stage research and discovery programs recorded in other research activities, partly offset by manufacturing activities with ZW33 in the prior year.
General and Administrative Expense
The following represents a comparison of our general and administrative expense for the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,
	2017	2016	Increase/(Decrease)
	(dollars in millions)
General and administrative expense	$6.3	$2.1	$4.2	200%
General and administrative expense increased for the three months ended March 31, 2017 by $4.2 million, compared to the same period in 2016, primarily due to an increase in compensation costs and professional fees. The compensation cost increase was the result of new hires and higher share-based compensation expense due to reclassification of certain awards from equity to liability for accounting purposes under U.S. GAAP. The increase in professional fees over the same period in 2016 was associated with consulting services, as well as legal, intellectual property, assurance and taxation services.

Other Income (Expenses)
	Three Months Ended March 31,
	2017	2016	Increase/(Decrease)
	(dollars in millions)
Other income (expense)	$0.5	$1.6	$(1.1)	(69)%

Other income for the three months ended March 31, 2017 decreased by $1.1 million compared to the same period in 2016. Other income for 2017 primarily included $0.6 million income due to decrease in fair value of warrant liabilities and a $0.2 million net foreign exchange gain which were partially offset by $0.3 million of accretion and net interest expense. Other income for the same period in 2016 primarily consisted of $1.5 million in foreign exchange gain and $0.1 million gain from previously held equity investment in Kairos Therapeutics Inc (“Kairos”).

Summary of Quarterly Results
The following table sets forth selected unaudited quarterly results of operations data for each of the eight quarters ended March 31, 2017. The information for each of these quarters has been derived from unaudited condensed financial statements that were prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflects all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with U.S. GAAP. This data should be read in conjunction with our interim unaudited financial statements and audited consolidated financial statements and related notes for the same period. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Q2 2015	Q3 2015	Q4 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017
				(dollars in thousands)
Revenue	$3,956	$340	$1,439	$262	$6,343	$2,172	$2,232	$230
Operating expenses:
Research and development	7,141	5,157	8,238	7,916	10,223	9,759	8,918	9,058
Government grants and credits	—	—	(251)	—	—	—	(1,265)	(218)
	7,141	5,157	7,987	7,916	10,223	9,759	7,653	8,840
General and administrative	1,273	1,194	1,371	2,085	2,656	2,696	5,117	6,259
Impairment on acquired IPR&D	—	—	—	—	—	768	—	1,536
Total operating expenses	8,414	6,351	9,358	10,001	12,879	13,223	12,770	16,635
Loss from operations	(4,458)	(6,011)	(7,919)	(9,739)	(6,536)	(11,051)	(10,538)	(16,405)
Other income (expense)	(61)	199	4	1,620	(815)	(1,091)	(734)	479
Loss before income taxes	(4,519)	(5,812)	(7,915)	(8,119)	(7,351)	(12,142)	(11,272)	(15,926)
Income tax expense			(34)		(72)	(255)	(103)	—
Deferred income tax benefit	—	—	—	5,407	—	—	98	—
Net loss	$(4,519)	$(5,812)	$(7,949)	$(2,712)	$(7,423)	$(12,397)	$(11,277)	$(15,926)
Net loss per common share (basic)	$(0.40)	$(0.51)	$(0.70)	$(0.24)	$(0.58)	$(0.94)	$(0.86)	$(1.21)
Weighted-average number of common shares (basic)	11,283,940	11,296,146	11,297,567	11,516,282	12,823,456	13,126,248	13,126,248	13,183,928

Variations in the Company’s revenue and net losses and expenses for the periods above resulted primarily from the following factors:

Revenue
•	$3.8 million of revenue in Q2 2015 was due to recognition of deferred revenue related to the Celgene upfront payment which was recognized into revenue from January 1, 2015 to June 30, 2015.
•	Revenue in Q4 2015 included $1.0 million in milestone revenue from Lilly and $0.4 million in research support payments from Merck.

•	Revenue in Q2 2016 included a $6.0 million technology access fee from GSK and $0.3 million in research support payments from Merck.
•	Revenue in Q3 2016 included $2.0 million technology access fee from Daiichi and the remaining revenue was research support payments from Merck.
•	Revenue in Q4 2016 included a $2.0 million in milestone revenue from Lilly and the remaining balance was research support payments from Merck, Lilly and Daiichi.
•	Revenue in Q3 2015, Q1 2016 and Q1 2017 only included research support payments from Merck, Lilly and Daiichi.
Research and development expenses
•
During the quarterly periods in year 2016, our research and development expenditures increased significantly compared to 2015. This was primarily due to the start of clinical activities related to ZW25, increased clinical manufacturing activities and IND-enabling studies associated with ZW25 and ZW33, as well as increased activities associated with our therapeutic platforms and early-stage research and discovery programs recorded in other research activities. Increase in research and development activities in 2016 was partially offset by $1.3 million SRED credits recognized in Q4 2016.

•	Research and development expenses in Q1 2017 were consistent with Q4 2016 which were partially offset by a $0.2 million IRAP accrual.
General and administrative expenses
•
During the quarterly periods in year 2016, our general and administrative expenses increased significantly compared to 2015. This was primarily due to increases in compensation costs and professional fees. The compensation cost increase was the result of new hires and higher share-based compensation expense due to reclassification of certain awards from equity to liability. The increase in professional fees over the same period in 2015 was associated with consulting services and lab and office expansions as well as legal, intellectual property and human resources advisory services.

•
The increase in general and administrative expense increased in Q1 2017 was primarily due to an increase in compensation costs and professional fees. The compensation cost increase was the result of new hires and higher share-based compensation expense due to reclassification of certain awards from equity to liability.

Impairment and other income (expenses)
•	Impairment charges in Q3 2016 and Q1 2017 were related to the IPR&D that was recognized from Kairos acquisition.
•	Other income (expense) in the quarterly periods in year 2016 was primarily comprised of:
o	interest and accretion expenses related to our long-term debt which are recognized over the period of long term debt starting in Q2 2016;
o	interest income from our short-term investments;
o	change in fair value of warrant liabilities which fluctuates based on the share price of the Company at reporting dates;
o	net gain recognized from our equity interest in Kairos prior to the full acquisition of Kairos; and
o
foreign exchange gain (loss) which is primarily due to our cash, short-term investments and liabilities denominated in Canadian Dollar which fluctuates based on the U.S. dollar exchange rate against the Canadian Dollar.

•	Other income (expense) in the quarterly period of year 2017 was primarily comprised of:
o	change in fair value of warrant liabilities which fluctuates based on the share price of the Company at the reporting date;
o
foreign exchange gain (loss) which is primarily due to our cash, short-term investments and liabilities denominated in Canadian dollars which fluctuates based on the U.S. dollar exchange rate against the Canadian dollar.

Liquidity and Capital Resources
Sources of Liquidity
We have financed our operations primarily through private equity placements of our common shares, a private placement of preferred shares and a credit facility. We entered into the credit facility on June 2, 2016 with the Perceptive Facility Lenders (the “Credit Agreement” or the “Perceptive Facility”). Pursuant to the Credit Agreement, we are able to borrow up to an aggregate of $15.0 million, consisting of Tranche A and Tranche B term loans for $7.5 million each. The Tranche A term loan was made available to us immediately. We will be eligible for the Tranche B term loan when we have: (i) enrolled at least one patient in a Phase 1 clinical trial developing ZW25 for an indication targeting HER2 expressing tumors by June 2, 2017, which we achieved in September 2016; (ii) enrolled at least one patient in a Phase 1 clinical trial developing ZW33 for an indication targeting human epidermal growth receptor 2(“HER2”) expressing tumors by August 2, 2017; and (iii) entered into a collaboration agreement with a publicly-traded pharmaceutical or biotechnology company with a market capitalization greater than $10 billion that is reasonably expected to result in aggregate payments in excess of $100 million, which we achieved in April 2016 by entering into a licensing and collaboration agreement with GSK.
Amounts borrowed under the facility can be repaid at any time, subject to certain penalty payments, prior to the June 2, 2020 maturity date, at which time all amounts borrowed will be due and payable. Amounts borrowed under the Tranche A or Tranche B term loans and subsequently repaid or prepaid may not be reborrowed. In addition, the terms of the Perceptive Facility require us to pay monthly interest payments up until June 2, 2018, after which monthly principal payments of $225,000 will also commence. Advances under the Perceptive Facility bear interest at the rate of LIBOR plus 10% annually, with LIBOR to be a minimum of 1%. As of December 31, 2016, the applicable interest rate was 11%.
We made customary affirmative and negative covenants in the Credit Agreement. As of the date of this MD&A, we are in compliance with the terms and covenants of the Credit Agreement. In the event of a default, including, among other things, our failure to make any payment when due or our uncured default in the performance or observance of any term, covenant, condition or agreement we were required to perform, the lenders under the Perceptive Facility will be able to declare all obligations immediately due and payable. The Perceptive Facility was collateralized by substantially all of our assets, including our intellectual property but excluding specific intellectual property linked to our strategic partnerships and collaborations. Pursuant to the terms of the Credit Agreement, Perceptive was concurrently issued a warrant certificate that entitles Perceptive to purchase up to 295,009 of our Class A preferred shares at an exercise price of $11.69 per share, with an expiry term of five years. On August 3, 2016, the warrant certificates were assigned to Perceptive Credit Holdings, LP, an affiliate of the Perceptive Facility Lenders.
In addition, our operations have been funded through upfront fees, milestone payments, research support payments from our strategic partners and government grants and SR&ED credits. As of March 31, 2017, we had $26.8 million in cash and cash equivalents and short-term investments. We expect to continue to receive additional reimbursements from our existing and future research collaborations for research and development services rendered and additional milestone payments. However, our ability to receive these milestone payments is dependent upon our ability to successfully complete specified research and development activities and therefore is uncertain at this time.
On May 3, 2017, we consummated our IPO and sold 4,500,000 common shares at a price of US$13.00 per share. In addition, we have granted the underwriters an option, exercisable within 30 days of the date of the IPO, to purchase up to an additional 675,000 common shares. We received net proceeds of approximately US$50.3 million, after deducting underwriting discounts, commissions and estimated offering expenses.  Prior to the consummated IPO, we completed the following corporate actions, which are more fully described in the accompanying unaudited condensed financial statements for the three months ended March 31, 2017: i) a 2.3866 for-one reverse stock split of our common shares effected on April 13, 2017; ii) the exercise of all 117,320 outstanding common share warrants at a weighted-average exercise price of C$11.60 per share (or $8.71 per share as at March 31, 2017) effected on April 18, 2017; and iii) the conversion of all our outstanding Class A preferred shares into common shares on a 1.349367 for-one basis after giving effect to the conversion price adjustment, effected immediately prior to the consummated IPO.

Cash Flows
The following table represents a summary of our cash flows for the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31
	2017	2016
	(dollars in millions)
Net cash provided by (used in):
Operating activities	$(12.7)	$(7.0)
Financing activities	(0.0)	59.1
Investing activities	6.6	(0.0)
Effect of exchange rate changes on cash and cash equivalents	0.1	(0.2)
Net increase (decrease) in cash and cash equivalents	$(6.0)	$51.9

Operating Activities
Net cash used in operating activities reflects, among other things, amounts used to fund our preclinical and clinical activities, including clinical manufacturing and IND-enabling studies. The increase in net cash used in operating activities was primarily due to an increase in the activities associated with our ongoing research programs and increase in our professional fees resulting from the license and collaboration agreements. There has been no variance from the use of proceeds described in the Prospectus filed in connection with the IPO.
Financing Activities
Net cash provided by financing activities for the three months ended March 31, 2016 included $58.9 million of net proceeds from the equity financing that was completed in January 2016 whereas no private placement activity occurred for the same period in 2017 except $0.5 million from exercises of stock options that was offset by $0.5 million paid for IPO related deferred financing costs.
Investing Activities
Net cash from investing activities for the three months ended March 31, 2017 is primarily related to $7.5 million from disposal of short-term investments which was partially offset by $0.5 million in purchases of lab equipment, computer hardware, and increases in leaseholds, whereas in 2016, $0.1 million in purchases of computer and office equipment was offset by $0.1 million of net cash from Kairos acquisition.
Funding Requirements
We have not generated any revenue from product sales to date and do not expect to do so until such time as we obtain regulatory approval of and commercialize one or more of our product candidates. As we are currently in clinical and preclinical stages of development, it will be some time before we expect to achieve this and it is uncertain that we ever will. We expect that we will continue to increase our operating expenses in connection with ongoing clinical trials and preclinical activities and the development of product candidates in our pipeline. We expect to continue our strategic partnerships and will look for additional collaboration opportunities. We also expect to continue our efforts to pursue additional grants and refundable tax credits from the Canadian government in order to further our research and development. Although it is difficult to predict our funding requirements, based upon our current operating plan, we anticipate that our existing cash and cash equivalents and short term investments as of March 31, 2017, combined with the net proceeds of the IPO, will enable us to advance the clinical development of ZW25 and ZW33 product candidates based on our Azymetric platform technology. We may also be eligible to receive certain research, development and commercial milestone payments in the future. However, because successful development of our product candidates and the achievement of milestones by our strategic partners is uncertain, we are unable to estimate the actual funds we will require to complete the research, development and commercialization of product candidates.

Contractual Obligations and Contingent Liabilities

	Payments due by period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
		(dollars in thousands)
Debt	$—	$7,500	$—	$—	$7,500
Capital lease obligations	7	9	—	—	16
Operating lease obligations	1,804	3,746	2,724	—	8,274
Total contractual obligations	$1,811	$11,255	$2,724	$—	15,790

Lease Commitments
We lease premises in Vancouver, British Columbia under an agreement that expires in August 2021 and in Seattle, Washington under agreements that expire in January 2020 and February 2022. We have also entered into a lease for laboratory space in Vancouver, British Columbia that will expire in August 2021. The leases contain rent escalation clauses. We also lease pieces of office equipment under capital lease agreements.
Other Commitments
We have entered into research collaboration agreements with our strategic partners, in the ordinary course of operations, that may include contractual milestone payments related to the achievement of pre-specified research, development, regulatory and commercialization events and indemnification provisions, which are common in such agreements. The maximum amount of potential future indemnification is unlimited; however, we currently hold commercial and product liability insurance. This insurance limits our liability and may enable us to recover a portion of any future amounts paid. Historically, we have not made any indemnification payments under such agreements and we believe that the fair value of these indemnification obligations is minimal. Accordingly, we have not recognized any liabilities relating to these obligations for any period presented.
In August 2016, we entered into a license agreement with Innovative Targeting Solutions Inc., (“ITS”), to use ITS’ protein engineering technology for the development and commercialization of antibody and protein therapeutics. Pursuant to the agreement, we agreed to pay an aggregate of $12.0 million in annual licensing fees to ITS over a five-year period. The licensing fee for the first year was $1.0 million, which has been recorded in intangible assets and is being amortized over a twelve-month period. We may also be required to make payments to ITS upon the achievement of certain development and commercial milestones, as well as royalty payments on net sales.
In connection with the Kairos acquisition, we may be required to make future payments to CDRD Ventures Inc., or CVI, upon the direct achievement of certain development milestones for products incorporating certain Kairos intellectual property, as well as royalty payments on the net sales of such products. For out-licensed products and technologies incorporating certain Kairos intellectual property, we may be required to pay CVI a mid-single digit percentage of the future revenue as a result of a revenue sharing agreement.

Outstanding Share Capital
As of May 15, 2017, there were no preferred shares in the capital of the company issued and outstanding, 24,940,252 common shares issued and outstanding, and other securities convertible into common shares as summarized in the following table:

Number Outstanding as of May 15, 2017
Common shares issued and outstanding	24,940,252
Preferred shares	Nil
Options	2,273,170
Warrants	398,076

Off-Balance Sheet Arrangements
We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

Related Party Transactions

Lilly is a shareholder of the Company and is considered a related party under U.S. GAAP. Total revenue recognized from the two Lilly agreements for the three months ended March 31, 2017 and 2016 are $0.02 million, and $nil, respectively. The amount due from Lilly under these agreements was $0.06 million and $2.0 million as of March 31, 2017 and December 31, 2016, respectively.
On October 22, 2014, the Company issued 117,320 common share purchase warrants to CTI in conjunction with a share exchange which were outstanding as of March 31, 2017. CTI is a shareholder of the Company and is considered a related party under U.S. GAAP. These warrants were exercised on April 18, 2017.

Proposed Transactions
There are at present no transactions outstanding that have been proposed but not approved by either the Company or regulatory authorities.

Financial Instruments

The Company evaluates financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level at which to classify them each reporting period. This determination requires the Company to make subjective judgments as to the significance of inputs used in determining fair value and where such inputs lie within the fair value hierarchy. The fair market values of the financial instruments included in the financial statements, which include cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, approximate their carrying values at March 31, 2017, due to their short-term maturities.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and other receivables. Cash and cash equivalents and short-term investments are invested in accordance with the Company’s treasury policy (the “Treasury Policy”) with the primary objective being the preservation of capital and maintenance of liquidity. The Treasury Policy includes guidelines on the quality of financial instruments and defines allowable investments that the Company believes minimizes the exposure to concentration of credit risk. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions.

The Company does not currently maintain a provision for bad debts on accounts receivable. The maximum exposure to credit risk for accounts receivable at the reporting date was $0.5 million and all account receivables are due within a year.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due. The ability to do this relies on the Company collecting its trade receivables in a timely manner, by maintaining sufficient cash and cash equivalents and securing additional financing as needed.

The Company’s financial obligations include accounts payable and accrued liabilities which generally fall due within 45 days and the Company’s current portion of capital lease obligations which fall due within the next 12 months.

Foreign Currency Risk

The Company undertakes certain transactions in currencies other than U.S. dollars and as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to hedge exposure to foreign exchange rate risk due to the low volume of transactions denominated in foreign currencies. Non-U.S. dollar denominated payables are paid at the converted rate as due.

The operating results and financial position of the Company are reported in U.S. dollars in the Company’s financial statements. The fluctuation of the U.S. dollar in relation to the Canadian dollar and other foreign currencies will consequently have an impact upon the Company’s loss and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Fair value of financial instruments

The Company measures certain financial instruments and other items at fair value.

To determine the fair value, the Company uses the fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use to value an asset or liability and are developed based on market data obtained from independent sources. Unobservable inputs are inputs based on assumptions about the factors market participants would use to value an asset or liability. The three levels of inputs that may be used to measure fair value are as follows:

•	Level 1 inputs are quoted market prices for identical instruments available in active markets;

•
Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly. If the asset or liability has a contractual term, the input must be observable for substantially the full term. An example includes quoted market prices for similar assets or liabilities in active markets; and

•	Level 3 inputs are unobservable inputs for the asset or liability and will reflect management’s assumptions about market assumptions that would be used to price the asset or liability.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities, warrants, long term debt, liability classified options and other long term liabilities.

The carrying values of cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term maturity of these financial instruments. Based on the borrowing rates available to the Company for debt with similar terms and consideration of default and credit risk using Level 2 inputs, the carrying value of the Company’s long term debt as of March 31, 2017 approximates its fair value. As quoted prices for the warrants and liability classified stock options are not readily available, the Company has used a Black-Scholes pricing model to estimate fair value. These are level 3 inputs as defined above.

The following tables present information about the Company’s liabilities that are measured at fair value on a recurring basis, and indicates the fair value hierarchy of the valuation techniques used to determine such fair value:

	March 31, 2017	Level 1	Level 2	Level 3
		(dollars in thousands)
Liabilities
Liability classified stock options	$7,948	$—	$—	$7,948
Warrant liabilities	3,787	—	—	3,787
Total	$11,735	$—	$—	$11,735

Risk Factors

You should carefully consider the risk factors included in our registration statement filed with the U.S. Securities Exchange Commission on April 3, 2017 and Prospectus dated April 27, 2017 filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, in addition to the other information contained in this MD&A and our condensed consolidated financial statements and related notes. If any of the events described in the risk factors occurs, our business, operating results and financial condition could be seriously harmed. There have been no significant changes in our risk factors during the three months ended March 31, 2017 as compared to the risk factors described in our registration statement.

Additional Information
Additional information about the Company, including our unaudited condensed financial statements for the three months ended March 31, 2017 and notes thereto as well as with our audited financial statements and notes thereto for the year ended December 31, 2016, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.